May 14, 2008

VIA EDGAR

Boulder Growth & Income Fund, Inc.
2344 Spruce Street, Suite A
Boulder, CO 80302
(303) 444-5483

Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Vincent Di Stefano

     Re: Boulder Growth & Income Fund Pre-Effective Registration Statement on Form N-2 (File Nos. 333-149535 & 811-02328)

Dear Mr. Di Stefano:

     Pursuant to our telephone conversation earlier today, please be advised that the suggested revisions to the Fee Table, drafts of which were circulated to you by email earlier today, will be included in the Boulder Growth & Income Fund, Inc.'s (the "Company") Form N-2 497 filing. The Fee Table will be based on estimated data as of the date of the Prospectus and will include an additional line item for "Dividends paid to AMPS stockholders".

     We understand that the Company's Registration Statement will be declared effective today, May 14, 2008, as of 2:30PM EDT.

     The Company acknowledges the following: (1) the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Very truly yours,

Boulder Growth & Income Fund, Inc.

By:

/s/ Stephen C. Miller


Stephen C. Miller
President